Exhibit 21.1
Agiliti, Inc.
Subsidiaries as of December 31, 2023

Name of Company	Jurisdiction
Federal Street Acquisition Corp.	Delaware
Agiliti Holdco, Inc.	Delaware
Agiliti Health, Inc.	Delaware
Agiliti Surgical, Inc.	Delaware
Agiliti Imaging, Inc.	California